      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 4, 1999

                                                           REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                   ------------------------------------------
                                    FORM S-6

                   ------------------------------------------

                   FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2

                   ------------------------------------------

A. EXACT NAME OF TRUST:

                              EQUITY INVESTOR FUND
                        SAFEGUARD SCIENTIFICS ICG TRUST
                              DEFINED ASSET FUNDS

B. NAME OF DEPOSITOR:

               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

C. COMPLETE ADDRESSE OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICE:


                          MERRILL LYNCH, PIERCE,
                              FENNER & SMITH
                               INCORPORATED
                            DEFINED ASSET FUNDS
                               P.O. BOX 9051
                         PRINCETON, NJ 08543-9051


D. NAMES AND COMPLETE ADDRESSES OF AGENT FOR SERVICE:


                           TERESA KONCICK, ESQ.
                               P.O. BOX 9051
                         PRINCETON, NJ 08543-9051



                                COPIES TO:
                          PIERRE DE SAINT PHALLE,
                                   ESQ.
                           450 LEXINGTON AVENUE
                            NEW YORK, NY 10017


E. TITLE OF SECURITIES BEING REGISTERED:

  An indefinite number of Units of Beneficial Interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F. APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC.

 As soon as practicable after the effective date of the registration statement.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECFICALLY STATES THAT, THIS REGISTRATION STATEMENT SHALL HEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

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


                              EQUITY INVESTOR FUND
                              SAFEGUARD SCIENTIFICS ICG TRUST
                              (A UNIT INVESTMENT TRUST)
                              Units of the Trust are being offered only to holders of record as of June 14, 1999, of between 100 and 499 shares of common stock of Safeguard Scientifics, Inc. who are not permitted to buy directly shares of Internet Capital Group, Inc. pursuant to the terms of Safeguard Scientifics' directed share subscription program. The Trust will invest solely in shares of Internet Capital Group, Inc. common stock.


--------------------------------------------------------------------------------
The Securities and Exchange Commission has not approved or disapproved these Securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.
Prospectus dated         , 1999.

--------------------------------------------------------------------------------


CONTENTS
                                                                PAGE
                                                          -----------
Risk/Return Summary.....................................         iii
What You Can Expect From Your Investment................           v
Selling Units...........................................           v
   Depositor's Secondary Market.........................           v
   Selling Units to the Trustee.........................           v
How The Fund Works......................................          vi
   Trust Termination....................................          vi
   No Certificates......................................          vi
   Trust Indenture......................................          vi
   Legal Opinion........................................         vii
   Auditors.............................................         vii
   Depositor and Developer-Administrator                         vii
   Trustee..............................................         vii
   Depositor's Profits..................................         vii
   Code of Ethics.......................................        viii
   Year 2000 Issues.....................................        viii
Taxes...................................................        viii
Financial Statements....................................           x
   Report of Independent Accountants....................           x
   Statement of Condition...............................           x

--------------------------------------------------------------------------------

RISK/RETURN SUMMARY


       1.  WHAT IS THE TRUST'S OBJECTIVE?
           The Trust seeks to provide holders of record as of June 14, 1999, of between 100 and 499 shares of Safeguard Scientifics common stock with the economic equivalent of a direct investment in shares of common stock of Internet Capital Group which are being offered to larger Safeguard Scientifics shareholders pursuant to Safeguard Scientifics' directed share subscription program. Concurrently, Internet Capital Group is offering shares of its common stock in an initial public offering.
           You can participate in the Trust by exercising the subscription rights issued to you by Safeguard Scientifics
           on or before 9:00 a.m., New York time, on [              ],
           1999.
       2.  WHAT IS THE TRUST'S INVESTMENT STRATEGY?
           The Trust will hold solely shares of common stock of Internet Capital Group.
           The Trust plans to hold the Internet Capital Group common stock for no more than three years. At termination of the Trust, we will liquidate the Trust and distribute the proceeds to you. We may terminate the trust in less than three years if investors redeem more than 60% of the Trust's units.



       3.  WHO IS INTERNET CAPITAL GROUP, INC.?
           Internet Capital Group is an Internet holding company actively engaged in business-to-business e-commerce through a network of partner companies. Complete details concerning Internet Capital Group and the initial public offering of its common stock can be found in the company's prospectus
           dated [              ], 1999, a copy of which is attached
           to this prospectus.

       4.  WHAT ARE THE SIGNIFICANT RISKS?
           You are subject to all of the risks of owning the common stock of Internet Capital Group. These risks are discussed in the company's prospectus. In addition, you also are subject to the risk that you can only sell or redeem your units of the Trust based on the closing sales price of the Internet Capital Group common stock. You cannot trade your units during the day.



       5.  IS THE TRUST APPROPRIATE FOR YOU?
           Yes, if you are interested in an equity investment in Internet Capital Group.
           The Trust is not appropriate for you if you are unwilling to take the risk involved with an equity investment in Internet Capital Group or if you are not comfortable with equity investments generally.



       6.  WHAT ARE THE TRUST'S FEES AND EXPENSES?
           All expenses incurred in connection with the establishment
           of the Trust, estimated to be a maximum of $[       ]
           ($[     ] per unit), will be paid by Safeguard Scientifics
           at no charge to the Trust or unitholders. Additionally, all expenses associated with the ongoing administration of the Trust, including the annual fees and expenses of the
           Trustee, estimated to be a maximum of $[       ] ($[     ]
           per unit), as well as the annual fee of the Developer-Administrator for its services in developing, organizing and maintaining the Trust, equal to 0.25% of the net asset value of the Trust, will be paid by Safeguard Scientifics at no charge to the Trust or unitholders.

           You will not be charged any sales fee to purchase your units of the Trust.
           When you sell or redeem your units, you will pay the costs associated with selling the underlying shares of Internet Capital Group common stock.



       7.  IS THE FUND MANAGED?
           Unlike a mutual fund, the Trust is not managed and the Internet Capital Group common stock will not be sold because of market changes.



       8.  HOW DO I BUY UNITS?
           You are eligible to purchase units if you were a holder of record as of June 14, 1999, of between 100 and 499 shares of common stock of Safeguard Scientifics. Each unit corresponds to one share of common stock of Internet Capital Group. You may purchase up to the number of units specified in the notice provided to you in connection with Safeguard Scientifics' directed share subscription program related to the initial public offering of Internet Capital Group common stock.
           Units will be sold on [              ], 1999,
           the day shares of Internet Capital Group
           common stock are first offered to the public
           and the day before public trading of the
           common stock is expected to commence.
           The units will be sold at a price equal to
           the public offering price per share of
           Internet Capital Group common stock.
           Your purchase order for units must be
           received by Chase-Mellon, the
           distribution agent for the directed share program of
           Safeguard Scientifics, no later than [   :   p.m., Eastern
           time], on [              ], 1999. After that time, units
           will be valued by the Trustee on the basis of the closing price at 4:00 p.m., Eastern time, every business day, of the common stock of Internet Capital Group.
           Any units not purchased by eligible Safeguard Scientifics shareholders will be purchased by Safeguard Scientifics for its own account or for the account of other investors selected by Safeguard Scientifics. Safeguard Scientifics may either hold those units or redeem them in kind for underlying shares of Internet Capital Group common stock.
       9.  HOW DO I SELL UNITS?
           You may sell your units at any time either to us or to the Trustee for the net asset value determined at the close of business on the date of sale, less the brokerage costs associated with selling the underlying shares of Internet Capital Group common stock to meet the redemption.



      10.  WILL THERE BE DISTRIBUTIONS?
           Internet Capital Group does not currently intend to pay any cash dividends. Accordingly, we do not anticipate making any cash distributions to you.

WHAT YOU CAN EXPECT FROM YOUR INVESTMENT

RECORDS AND REPORTS

You may request from the Trustee a copy of Internet Capital Group's annual report.

You may inspect Trust records at the Trustee's office during regular business hours.

SELLING UNITS

DEPOSITOR'S SECONDARY MARKET

While we are not obligated to do so, we intend to buy back units at net asset value--which is expected to equal the daily closing price of Internet Capital Group common stock--less the brokerage cost associated with selling shares of Internet Capital Group common stock to meet the redemption.

We may discontinue the secondary market without prior notice for any business reason.

SELLING UNITS TO THE TRUSTEE

Regardless of whether we maintain a secondary market, you can sell your units to the Trustee at any time by contacting your broker, dealer or financial institution that holds your units in street name. Sometimes, additional documents are needed such as a trust document, certificate of corporate authority, certificate of death or appointment as executor, administrator or guardian.

Within seven days after your request and the necessary documents are received, the Trustee will mail a check to you. Contact the Trustee for additional information.

As long as we are maintaining a secondary market, the Trustee will sell your units to us at a price based on net asset value

If you are selling at least 100 units, you may choose to receive your distribution 'in kind.' If you so choose, you will generally receive an equivalent number of shares of Internet Capital Group common stock. The Trustee will act as your agent in an in-kind distribution and will either hold the securities for your account or transfer them as you instruct. You must pay any transaction costs as well as transfer and ongoing custodial fees on sales of securities distributed in kind.

There could be a delay in paying you for your units:

   o if the New York Stock Exchange is closed (other than customary weekend and holiday closings);

   o if the SEC determines that trading on the New York Stock Exchange is restricted or that an emergency exists making sale or evaluation of the securities not reasonably practicable; and

   o for any other period permitted by SEC order.

HOW THE FUND WORKS

TRUST TERMINATION

You will receive a notice of any early termination, and you will be unable to sell your units after that time. We will sell any remaining of shares of Internet Capital Group common stock, and you will receive your final distribution in cash.

At termination, you will pay your share of the brokerage costs incurred in liquidating the Internet Capital Group common stock. This may reduce the amount you receive as your final distribution.

NO CERTIFICATES

Investors may hold their Units in uncertificated form either in 'street name' by their broker, dealer or financial institution at the Depository Trust Company or through direct book entry statement of ownership.

TRUST INDENTURE

The Trust is a 'unit investment trust' governed by a Trust Indenture, a contract among the Depositor, the Developer-Administrator and the Trustee, which sets forth their duties and obligations and your rights. A copy of the Indenture is available to you on request to the Trustee. The following summarizes certain provisions of the Indenture.

The Developer-Administrator is generally responsible for the development, organization and maintenance of the Trust. Its duties include responding to extraordinary events affecting the Trust's common stock holdings, decisions to terminate the Trust and general oversight and review of the activities of the Trustee. All activities associated with the deposit of the common stocks into the Trust, sales of units and maintenance of the secondary market for units are performed by the Depositor.

The Developer-Administrator, the Depositor and the Trustee may amend the Indenture without your consent:

   o to cure ambiguities;

   o to correct or supplement any defective or inconsistent provision;

   o to make any amendment required by any governmental agency; or

   o to make other changes determined not to be materially adverse to your best interest (as determined by the Depositor).

Investors holding 51% of the units may amend the Indenture. Every investor must consent to any amendment that changes the 51% requirement. No amendment may reduce your interest in the Trust without your written consent.

The Trustee or Developer-Administrator may resign by notifying the Depositor. The Depositor may remove the Trustee or Developer-Administrator without your consent if:

   o it fails to perform its duties;

   o it becomes incapable of acting or bankrupt or its affairs are taken over by public authorities; or

   o the Depositor determines that its replacement is in your best interest.

Investors holding 51% of the units may remove the Trustee or the Developer-Administrator. The resignation or removal of either becomes effective when a successor accepts appointment. The Depositor will try to appoint a successor promptly; however, if no successor has accepted within 30 days after notice of resignation, the resigning Trustee may petition a court to appoint a successor.

If the Depositor fails to perform its duties or becomes bankrupt the Trustee may:

   o remove it and appoint a replacement Depositor;

   o liquidate the Trust; or

   o continue to act as Trustee without a Depositor.

The Trust Indenture contains customary provisions limiting the liability of the Trustee and the Depositor.

LEGAL OPINION

Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017, as special counsel for the Depositor and Manager, has given an opinion that the units are validly issued.

AUDITORS

Deloitte & Touche LLP, 2 World Financial Center, New York, New York 10281, independent accountants, audited the Statement of Condition included in this prospectus.

DEPOSITOR AND DEVELOPER-ADMINISTRATOR

Defined Asset Funds, a division of Merrill Lynch, Pierce, Fenner & Smith Incorporated, acts as Depositor and Developer-Administrator of the Trust. It is a Delaware corporation and has acted as sponsor to many unit investment trusts. As a registered broker-dealer it buys and sells securities (including investment company shares) for others (including investment companies). Merrill Lynch is acting as lead underwriter of the initial public offering of Internet Capital Group common stock.

TRUSTEE

The Bank of New York, Unit Trust Department, Box 974--Wall St. Station, New York, New York 10268-0974, is the Trustee. It is supervised by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System and New York State banking authorities.

DEPOSITOR'S PROFITS

The Depositor will realize a profit on deposit of the Internet Capital Group common stock equal to the difference between the cost of the common stock to the Trust--that is to say, the public offering price of the Internet Capital Group common stock--and the purchase price of the common stock to the Depositor which
reflects a discount of [   ]% from the public offering price of the common
stock. Merrill Lynch may also realize profits while acting as lead underwriter of the initial public offering of Internet Capital Group's common stock. In maintaining a secondary market, the Depositor will also realize profits or sustain losses in the amount of any difference between the prices at which they buy units and the prices at which they redeem them.

The Depositor will receive an annual Development and Administration Fee. This fee compensates the Depositor for the development, organization and maintenance of the Trust and for the implementation of operational procedures and transfer agency services for unitholders of the Trust. No portion of the Development and Administration Fee is applied to the payment of distribution expenses or as compensation for sale efforts.

CODE OF ETHICS

Merrill Lynch has adopted a code of ethics requiring reporting of personal securities transactions by its employees with access to information on portfolio transactions. The goal of the code is to prevent fraud, deception or misconduct against the Trust and to provide reasonable standards of conduct.

YEAR 2000 ISSUES

Many computer systems were designed in such a way that they may be unable to distinguish between the year 2000 and the year 1900 (commonly known as the 'Year 2000 Problem'). We do not expect that the computer system changes necessary to prepare for the Year 2000 will cause any major operational difficulties for the Trust. The accompanying prospectus from Internet Capital Group discusses its Year 2000 readiness.

TAXES

The following summary describes some of the important income tax consequences of holding units. It assumes that you are not a dealer, financial institution, insurance company or other investor with special circumstances. You should consult your own tax adviser about your particular circumstances.

In the opinion of our counsel, under existing law:

GENERAL TREATMENT OF THE TRUST AND YOUR INVESTMENT

The Trust will not be taxed as a corporation for federal income tax purposes, and you will be considered to own directly your share of the underlying Internet Capital Group common stock. You will be considered to receive your share of any dividends paid by Internet Capital Group when those dividends are received by the Trust. Any such dividends will be taxed at ordinary income rates. If you are a corporate investor, you may be eligible for the dividends received deduction if you satisfy the applicable holding period and other requirements.

GAIN OR LOSS UPON DISPOSITION

You will generally recognize gain or loss when you dispose of your units for cash (by sale or redemption) or when the Trustee disposes of Internet Capital Group common stock. You generally will not recognize gain or loss on an 'in-kind' distribution to you of Internet Capital Group common stock, whether it is in redemption of your units or upon termination of the Trust. Your holding period for the distributed Internet Capital Group common stock will include your holding period in your units.

If your net long-term capital gains exceed your net short-term capital losses, the excess may be subject to tax at a lower rate than ordinary income. Any capital gain or loss from the Trust will be long-term if your holding period in your units is more than one year and short-term otherwise. Because the deductibility of capital losses is subject to limitations, you may not be able to deduct all of your capital losses. You should consult your tax adviser in this regard.

YOUR TAX BASIS

Your aggregate tax basis in units that you have purchased for cash will be equal to the cost of the units. Your basis for any Internet Capital Group common stock distributed to you will be the same as the portion of your basis in your units that is attributable to the distributed Internet Capital Group common stock.

QUESTIONS

If you have any questions regarding Safeguard Scientifics' directed share subscription program or how to buy units, please contact Safeguard Scientifics at 610-293-0600.

The tax reporting form and annual statements you receive will be based on the net amounts paid to you, from which these expenses will already be deducted.

STATE AND LOCAL TAXES

Under the income tax laws of the State and City of New York, the Trust will not be taxed as a corporation, and the income of the Trust will be treated as the income of the investors in the same manner as for federal income tax purposes.

FOREIGN INVESTORS

If you are a foreign investor and you are not engaged in a U.S. trade or business, you generally will be subject to 30% withholding tax (or a lower applicable treaty rate) on any dividend distributions. You should consult your tax adviser about the possible application of federal, state and local, and foreign taxes.

                       REPORT OF INDEPENDENT ACCOUNTANTS

The Depositor, Trustee and Holders of Safeguard Scientifics ICG Trust (the 'Trust'):

We have audited the accompanying statement of condition in the prospectus of the
Trust as of          , 1999. This financial statement is the responsibility of
the Trustee. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. [Our procedures included confirmation of an irrevocable letter of credit deposited for the purchase of securities, as described in the statement of condition, with the Trustee.] An audit also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in
all material respects, the financial position of the Trust as of          , 1999
in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
New York, N.Y.
, 1999

                STATEMENT OF CONDITION AS OF             , 1999

TRUST PROPERTY


Cash (with instructions to purchase)(1)..................$
                                                         --------------------
           Total.........................................$
                                                         --------------------
                                                         --------------------
INTEREST OF HOLDERS
Interest of Holders of           Units of fractional
  undivided interest outstanding:
  Cost to investors......................................$
                                                         --------------------
           Total.........................................$
                                                         --------------------
                                                         --------------------


---------------

          (1)

                             Def ined
                             Asset FundsSM


                                         EQUITY INVESTOR FUND
                                         SAFEGUARD SCIENTIFICS ICG TRUST
                                         (A Unit Investment Trust)
                                         ---------------------------------------
                                         This Prospectus does not contain
                                         complete information about the
                                         investment company filed with the
                                         Securities and Exchange Commission in
                                         Washington, D.C. under the:
                                         o Securities Act of 1933 (file no.
                                         333-       ) and
                                         o Investment Company Act of 1940 (file
                                         no. 811-      ).
                                         TO OBTAIN COPIES AT PRESCRIBED RATES--
                                         WRITE: Public Reference Section of the
                                         Commission
                                         450 Fifth Street, N.W., Washington,
                                         D.C. 20549-6009
                                         CALL: 1-800-SEC-0330.
                                         VISIT: http://www.sec.gov.
                                         ---------------------------------------
                                         No person is authorized to give any
                                         information or representations about
                                         this Fund not contained in this
                                         Prospectus, and you should not rely on
                                         any other information.
                                         ---------------------------------------


                                                           --6/99

                                    PART II
             ADDITIONAL INFORMATION NOT INCLUDED IN THE PROSPECTUS


A. The following information relating to the Depositor is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.


 I. Bonding arrangements of the Depositor are incorporated by reference to Item A of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241).

 II. The date of organization of the Depositor is set forth in Item B of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241) and is herein incorporated by reference thereto.

III. The Charter and By-Laws of the Depositor are incorporated herein by reference to Exhibits 1.3 through 1.12 to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241).

IV. Information as to Officers and Directors of the Depositor has been filed pursuant to Schedules A and D of Form BD under Rules 15b1-1 and 15b3-1 of the Securities Exchange Act of 1934 and is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement:

Merrill Lynch, Pierce, Fenner & Smith Incorporated 8-7221


                      ------------------------------------

     B. The Internal Revenue Service Employer Identification Numbers of the Depositor and Trustee are as follows:


Merrill Lynch, Pierce, Fenner & Smith Incorporated 13-5674085
The Bank of New York, Trustee............................. 13-4941102

      `
                       CONTENTS OF REGISTRATION STATEMENT
The Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet of Form S-6.

     The Cross-Reference Sheet (incorporated by reference to the Cross-Reference Sheet to the Registration Statement of Defined Asset Funds Municipal Insured Series, 1933 Act File No. 33-54565).

     The Prospectus.

     Additional Information not included in the Prospectus (Part II).

The following exhibits:


1.1            --Form of Trust Indenture (incorporated by reference to Exhibit
                 1.1 to the Registration Statement of Equity Income Fund, Select S&P Industrial Portfolio 1997 Series A. 1933 Act File No. 33-05683.
1.1.1          --Form of Standard Terms and Conditions of Trust Effective
                 October 21, 1993 (incorporated by reference to Exhibit 1.1.1 to the Registration Statement of Municipal Investment Trust Fund, Multistate Series--48, 1933 Act File No. 33-50247).
*3.1           --Opinion of counsel as to the legality of the securities being issued including their consent to the use of their names under the headings 'How The Fund Works--Legal Opinion' in the Prospectus.
*5.1           --Consent of independent accountants.


------------------------------------

*To be filed by amendment.

                                   SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT OR AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED IN THE CITY OF NEW YORK AND STATE OF NEW YORK ON THE 4TH DAY OF JUNE 1999.

                         SIGNATURES APPEAR ON PAGE R-3.

     A majority of the members of the Board of Directors of Merrill Lynch, Pierce, Fenner & Smith Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
                                   DEPOSITOR


By the following persons, who constitute  Powers of Attorney have been filed
  a majority of                             under
  the Board of Directors of Merrill         Form SE and the following 1933 Act
  Lynch, Pierce,                            File
  Fenner & Smith Incorporated:              Number: 333-70593


      HERBERT M. ALLISON, JR.
      GEORGE A. SCHIEREN
      JOHN L. STEFFENS
      J. DAVID MEGLEN
      (As authorized signatory for Merrill Lynch, Pierce,
      Fenner & Smith Incorporated and
      Attorney-in-fact for the persons listed above)